# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Controladora Vuela Compania de Aviacion, S.A.B. de C.V., CIK 0001520504
CUSIP: 21240E105
Title of class of securities: Series A Common Stock
Address of issuer's principal executive offices: Av. Antonio Dovali Jaime No. 70, 13 Floor Tower B, Colonia Zedec Santa Fe, Mexico City, Mexico (O5), 01210
Date of event which requires filing of this statement: 12/18/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000929613
Persons authorized to receive notices and communications: William A. Franke, c/o Indigo Partners LLC, 2525 E. Camelback Road, Suite 900, Phoenix, Arizona (AZ), 85016, 602-224-1500

## Reporting persons
- Long Bar LatAM LLC (CIK 0001608843): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 182,575,660; aggregate amount beneficially owned 182,575,660 (15.7% of the class)
- Indigo Mexico Cooperatief U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 182,575,660; aggregate amount beneficially owned 182,575,660 (15.7% of the class)
- Indigo LatAm LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 182,575,660; aggregate amount beneficially owned 182,575,660 (15.7% of the class)
- Long Bar LatAm II LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 182,575,660; aggregate amount beneficially owned 182,575,660 (15.7% of the class)
- Indigo Mexico LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 30,000,000; aggregate amount beneficially owned 30,000,000 (2.6% of the class)
- FRANKE WILLIAM A (CIK 0000929613): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 212,575,660; aggregate amount beneficially owned 212,575,660 (18.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock
Name of issuer: Controladora Vuela Compania de Aviacion, S.A.B. de C.V.
Address of issuer's principal executive offices: Av. Antonio Dovali Jaime No. 70, 13 Floor Tower B, Colonia Zedec Santa Fe, Mexico City, Mexico (O5), 01210
Comment:
Explanatory Note

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on February 16, 2021 (as amended to date, the "Schedule 13D"), relating to the Series A Common Stock (the "Series A Common Stock"), of Controladora Vuela Compania de Aviacion, S.A.B. de C.V., a sociedad anonima bursatil de capital variable organized under the laws of the United Mexican States (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Board Representatives

Brian Franke, a principal at Indigo Partners LLC, and Andrew Broderick, a Managing Director of Indigo Partners LLC, are each affiliated with the Reporting Persons and serve as members of the Issuer's board of directors.

Voting and Support Agreement

On December 18, 2025, the Issuer and Grupo Viva Aerobus, S.A. de C.V. ("PrivateCo") entered into a business combination agreement (the "Business Combination Agreement"), pursuant to which, among other things, (i) PrivateCo will be merged with and into the Issuer, (ii) the separate corporate existence of PrivateCo will thereupon cease and (iii) the Issuer will continue as the surviving entity (the "Merger").

In connection with the signing of the Business Combination Agreement, on December 18, 2025, the Reporting Persons entered into a voting and support agreement with PrivateCo and the Issuer (the "Voting and Support Agreement"), with respect to all shares of the Issuer's Class I or Class II Series A Common Stock, whether held directly or through Ordinary Participation Certificates ("CPOs") or American Depositary Shares ("ADSs"), beneficially owned by the Reporting Persons and their respective affiliates, as set forth in the schedule to the Voting and Support Agreement (the "Owned Shares"), as well as any additional securities acquired by the Reporting Person or their respective affiliates prior to the consummation of the Merger (the "Additional Owned Shares," and together with the Owned Shares, the "Covered Shares").

Pursuant to the Voting and Support Agreement, the Reporting Persons have irrevocably and unconditionally agreed to, among other things, prior to the valid termination of the Voting and Support Agreement, (a) appear at each applicable meeting of the Issuer's shareholders or otherwise cause all Covered Shares to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted) all Covered Shares, or, in lieu of a meeting, execute and deliver a written consent (or cause a written consent to be executed and delivered), covering all Covered Shares: (i) in favor of the adoption, approval and authorization of the Business Combination Agreement, the Merger and the other transactions contemplated by the Business Combination Agreement; (ii) in favor of any adjournment or postponement recommended by the Issuer with respect to such shareholder meeting; (iii) against any Acquisition Proposal (as defined in the Business Combination Agreement), except as otherwise permitted under the Business Combination Agreement; (iv) against any other business combination agreement or merger, consolidation, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer, in each case except as consented to by PrivateCo or as expressly permitted by the Business Combination Agreement; and (v) against any proposal, action or agreement submitted to the Issuer's shareholders that is intended to (A) materially impede, frustrate, interfere with, delay, postpone, prevent or otherwise impair the Merger or the other transactions contemplated by the Business Combination Agreement or (B) result in any of the conditions set forth in Article VII of the Business Combination Agreement not being fulfilled.

In addition, except as specifically permitted by the Voting and Support Agreement, the Reporting Persons agreed to not, directly or indirectly, prior to the valid termination of the Voting and Support Agreement, (i) offer to Transfer (as defined in the Voting and Support Agreement), Transfer or consent to any Transfer of any or all of the Covered Shares or the beneficial ownership thereof without the prior written consent of the Issuer and PrivateCo, (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer of any or all Covered Shares or any beneficial ownership thereof, (iii) tender any Covered Shares into any tender or exchange offer, (iv) deposit any or all of the Covered Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Covered Shares, (v) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of the Covered Shares that is inconsistent with the voting agreements described above, or (vi) commit or agree to take any of the foregoing actions.

The Voting and Support Agreement will terminate upon the earliest of, among other occurrences: (i) the adoption, approval and authorization of the Business Combination Agreement, the Merger and the other transactions contemplated by the Business Combination Agreement, (ii) the valid termination of the Business Combination Agreement, (iii) the mutual written agreement of the parties to terminate the Voting and Support Agreement, (iv) at the sole election of the Reporting Persons following any amendment or modification to the Business Combination Agreement, Shareholders Agreement (as defined in the Business Combination Agreement), the bylaws of the Issuer following the Merger or the other documents contemplated by the Business Combination Agreement or Merger that is detrimental to the Issuer or the Reporting Persons and to which the Reporting Persons did not provide written consent or (e) at the sole election of the Reporting Persons following an adverse change in the Reporting Persons' position with respect to the Issuer following the Merger, including, but not limited to, dilution of the Reporting Persons' ownership in the Issuer following the Merger and change in the Reporting Persons' governance rights.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership information presented herein represents beneficial ownership of Series A Common Stock as of the date hereof, based on 1,165,976,677 shares of Series A Common Stock outstanding as of December 18, 2025, as provided by the Issuer.

Pursuant to the Issuer's bylaws, the Series A Common Stock can only be owned directly by Mexican individuals or entities controlled by Mexican individuals. As a result, the Reporting Persons hold their Series A Common Stock through Ordinary Participation Certificates ("CPOs") or ADSs. The Reporting Persons do not have the right to vote the ADSs or CPOs.

The amount of securities beneficially owned includes:

(i) 135,974,070 shares of Series A Common Stock (deposited in the CPO trust) held of record by Indigo LatAm LP;
(ii) 4,229,270 shares of Series A Common (deposited in the CPO trust) held of record by Long Bar LatAm, LLC;
(iii) 178,220 shares of Series A Common Stock (deposited in the CPO trust) held of record by Long Bar LatAm II LP;
(iv) 42,194,100 shares of Series A Common Stock (deposited in the CPO trust) held of record by Indigo Mexico Cooperatief U.A.; and
(v) 30,000,000 shares of Series A Common Stock underlying 3,000,000 ADSs held of record by Indigo Mexico LLC.

In addition, each of Indigo LatAm LP, Long Bar LatAm, LLC, Long Bar LatAm II LP and Indigo Mexico Cooperatief U.A. is the beneficial owner of approximately 15.7% of the outstanding Series A Common Stock. Indigo Mexico LLC is the beneficial owner of approximately 2.6% of the outstanding Series A Common Stock. Mr. Franke is the beneficial owner of approximately 18.2% of the outstanding Series A Common Stock.

William A. Franke is the managing member of a fund that is the general partner of Indigo Mexico Cooperatief U.A, and is the indirect manager of the funds of Long Bar LatAm, LLC, Indigo LatAm LP, Long Bar LatAm II LP, and Indigo Mexico LLC, and as such, he may be deemed to have voting and dispositive power over the securities reported herein. Mr. Franke disclaims any such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: The information presented on the cover pages herein are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in this Amendment No. 1, during the past 60 days, none of the Reporting Persons effected any transactions in the Series A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 above summarizes certain provisions of the Voting and Support Agreement and is incorporated herein by reference. A copy of the Voting and Support Agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Voting and Support Agreement, dated December 18, 2025.

## Signatures
- Long Bar LatAM LLC: /s/ William A. Franke, William A. Franke, Member (12/22/2025)
- Indigo Mexico Cooperatief U.A.: /s/ William A. Franke, William A. Franke, Authorized Signatory (12/22/2025)
- Indigo LatAm LP: /s/ William A. Franke, William A. Franke, President and Chief Executive Officer (12/22/2025)
- Long Bar LatAm II LP: By: Indigo LatAm Management LLC, its general partner, /s/ William A. Franke, William A. Franke, Member (12/22/2025)
- Indigo Mexico LLC: By: Indigo Partners Management III LLC, its managing member, Indigo Partners III LLC, its managing member, /s/ William A. Franke, William A. Franke, Managing Member (12/22/2025)
- FRANKE WILLIAM A: /s/ William A. Franke, William A. Franke (12/22/2025)